Exhibit 6.6

This SUBLICENSE AGREEMENT (the “Agreement”) effective as of August 30, 2018 (the “Effective Date”) is entered into by and between CNS Pharmaceuticals, Inc. (“CNS”), a Nevada corporation, having a business address of 2575 West Bellfort, Suite 225 Houston, TX 77054 and WPD Pharmaceuticals, (“WPD”), a Polish corporation, having a business address of ul. Żwirki i Wigury 101, 02-089 Warszawa. CNS and WPD are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, pursuant to the HPI License Agreement (defined below), CNS has obtained a license to research, develop, make, have made, use, offer to sell, sell, export and/or import and commercialize Licensed Products within the Licensed Territory for use within the Licensed Field under Patent Rights;

WHEREAS, WPD wishes to obtain a sublicense from CNS to research and develop including submition of grant proposals and independent funding, apply for centralized, national or other marketing authorization, manufacture, have manufacture, use, export/import, offer to sell and/or sell the Licensed Products, and sublicense to other entities, under the Patent Rights in the Sublicensed Field within the Sublicensed Territory;

WHEREAS, CNS and WPD wish to share Development Data;

NOW, THEREFORE, in consideration of the mutual covenants and promises herein contained, the Parties agree as follows:

Article I.

DEFINITIONS

As used in this Agreement, the following terms have the meanings indicated:

1.1                        “Additional Patents” has the meaning set forth in the HPI License Agreement.

1.2                        “Agreement” means this Sublicense Agreement.

1.3                        “Business Day” has the meaning set forth in the HPI License Agreement.

1.4                        “Calendar Quarter” has the meaning set forth in the HPI License Agreement.

1.5                        “Claims” has the meaning set forth in Section 9.1 of this Agreement.

1.6                        “CNS” has the meaning set forth in the Header of this Agreement.

1.7                        “Commercially Reasonable Development Efforts” has the meaning set forth in Section 2.2. of this Agreement.

1.8                        “Development Data” has the meaning set forth in the HPI License Agreement.

1.9                        “Development Deadline” has the meaning set forth in Section 2.2 of this Agreement.

1.10                      “Effective Date” is as defined in the Header of this Agreement.

1.11                      “First Commercial Sale” has the meaning set forth in the HPI License Agreement.

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1.12                      “Government” has the meaning set forth in Section 7.1 of this Agreement.

1.13                      “HPI” means Houston Pharmaceuticals, Inc., a Texas Corporation, having a business address of 4239 Emory St., Houston, TX 77005

1.14                      “HPI License Agreement” is the Amended and Restated License Agreement dated December 28, 2017 and entered into by and between CNS and HPI; attached hereto as Exhibit A.

1.15                      “Indemnified Party” has the meaning set forth in Section 9.1 of this Agreement.

1.16                      “Indemnifying Party” has the meaning set forth in Section 9.1 of this Agreement.

1.17                      “Laws” has the meaning set forth in the HPI License Agreement.

1.18                      “Licensed Field” has the meaning set forth in the HPI License Agreement.

1.19                      “Licensed Product” has the meaning set forth in the HPI License Agreement.

1.20                      “Licensed Territory” has the meaning set forth in the HPI License Agreement.

1.21                      “Losses” has the meaning set forth in Section 9.1 of this Agreement.

1.22                      “Net Sales” has the meaning set forth in the HPI License Agreement.

1.23                      “Notice of Release” has the meaning set forth in Section 5.3 of this Agreement.

1.24                      “Parties” has the meaning in the Header of this Agreement.

1.25                      “Party” has the meaning in the Header of this Agreement.

1.26                      “Patent Rights” has the meaning set forth in the HPI License Agreement.

1.27                      “Person” has the meaning set forth in the HPI License Agreement.

1.28                      “Released Patents” has the meaning set forth in Section 5.3 of this Agreement.

1.29                      “Release Period” has the meaning set forth in Section 5.3 of this Agreement

1.30                      “Sublicensed Field” means the use of the Licensed Product for the treatment of cancer in humans.

1.31                      “Sublicense Maintenance Fee” has the meaning set forth in Section 5.1 of this Agreement.

1.32                      “Sublicensed Territory” means those countries listed in Exhibit B.

1.33                      “Third Party” means a Person or entity other than CNS or WPD or any of their respective affiliates.

1.34                      “Third Party Indemnity Claim” has the meaning set forth in the HPI License Agreement.

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Article II.

SUBLICENSE

2.1                    Subject to the terms and conditions of this Agreement, CNS hereby grants to WPD an exclusive sublicense even as to CNS under the Patent Rights to research and develop including submition of grant proposals and independent funding, apply for centralized, national or other marketing authorization,, manufacture, have manufactured, use, import, offer to sell and/or sell Licensed Products, and sublicense to other entities, within the Sublicensed Territory for use within the Sublicensed Field. The Parties agree that the scope of the license rights granted pursuant to this Sublicense Agreement do not exceed the scope of rights conferred to CNS pursuant to the HPI License Agreement and such sublicense rights are subject to any and all restrictions and limitations set out therein.

2.2                    WPD hereby agrees that it must use Commercially Reasonable Development Efforts to attempt to develop and commercialize Licensed Products in the Sublicensed Territory within the Sublicensed Field. For purposes of this Agreement, the term Commercially Reasonable Development Efforts shall mean the expenditure of at least US$2.0 million ($2,000,000) on the development, testing, regulatory approval or commercialization of the Licensed Product during the three (3) year period immediately following the Effective Date (the “Development Deadline”). In the event that WPD fails to use Commercially Reasonable Development Efforts to develop a Licensed Product by the Development Deadline, CNS shall have the right to terminate this Agreement pursuant to the terms specified in Section 6.1.

Article III.

INFORMATION

3.1              Upon the request by CNS, WPD shall furnish CNS with written reports summarizing the Commercially Reasonable Development Efforts and progress of the research and development and all efforts to develop and/or commercialize a Licensed Product in the Sublicensed Territory within the Sublicensed Field. Such reports shall include, without limitation, a full financial report of the expenditures made by WPD relative to its claimed Commercially Reasonable Development Efforts. CNS shall have the right to inspect the books and records of WPD that support such claimed Commercially Reasonable Development Efforts. The requests by CNS hereunder shall not be made more that one (1) time per quarter during the term of this Agreement.

3.2              WPD agrees to share any Development Data with CNS upon CNS’s written request. WPD hereby grants CNS the right to use Development Data provided by WPD for any purpose in any territory. Development Data shall be also shared with HPI. For the avoidance of doubt nothing in this Agreement shall serve to grant HPI any rights, title or interest to Development Data. CNS shall have no obligation to provide support or assistance to WPD in connection with development of the Licensed Product, except as set forth in a separate written agreement executed by the parties.

Article IV.

COMPENSATION

4.1       In consideration for the rights granted hereunder, during the Term, to the extent CNS is required to make any Commercialization Payments or other payments to HPI pursuant to the HPI License Agreement as a result of this Agreement, WPD shall be required to advance CNS such payments upon demand by CNS and an accounting showing the calculations for such payments. Additionally, at the time WPD makes such payments, WPD shall also be required to pay CNS a royalty equal to one percent (1%) of the foregoing payments.

Article V.

MAINTENANCE

5.1              Pursuant to Section 6.1 of the HPI Agreement, CNS shall be responsible for the prosecution and maintenance of the Patent Rights, subject to Section 5.2 of this Sublicense Agreement.

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5.2              WPD shall consult with CNS in the event that WPD determines that any Additional Patents in the Sublicensed Territory should be filed. Should CNS and WPD agree that an Additional Patent covering an invention in the Sublicensed Field shall be filed, then WPD, working with its preferred counsel, and with the reasonable assistance of CNS (and with CNS at all times subject to the terms of the HPI License Agreement), will prepare and file appropriate patent applications. In such instance, WPD shall be responsible for all costs of searching, preparing, filing, prosecuting and maintaining the Additional Patents in the Sublicensed Territories. For purposes of clarity only, (i) WPD shall not be responsible for any part of the Maintainence Fee, as that term is defined in the HPI License Agreement, and (ii) WPD shall not be responsible for any other costs specified under Article VI of the HPI License Agreement unless such costs are specifically assigned to it under the terms of this Article VI of this Sublicense Agreement. WPD shall consult with CNS regarding any and all prosecution and maintenance issues, including, without limitation, any rejection, office action, inquiry, opposition, re-examination, reissue or pre-grant or post-grant proceeding conducted by any patent office or similar agency or initiated by any Third Party. CNS shall be responsible for executing documents required in connection with such prosecution or maintenance efforts, subject to prior consultation with CNS.

5.3              WPD will (i) consult with and keep CNS fully informed of the status of any patent application or patent related to the Patent Rights in the Sublicensed Territory; (ii) provide CNS with a copy of any patent applications and Additional Patents it deems to be licensed under this Agreement; and (iii) provide copies of all documents prepared by prosecution counsel for submission to governmental patent offices to CNS for review and comment prior to filing. WPD will not abandon any Patent Right or other patent application or patent licensed to WPD under this Agreement without first providing three (3) months (the “Release Period”) advanced written notice to CNS (“Notice of Release”) identifying each patent or patent application to be abandoned (“Released Patents”). WPD shall be obligated to continue to file, prosecute, and maintain Released Patents during the Release Period. After the expiration of the Release Period, WPD shall have no further obligation to continue to file, prosecute and maintain such Released Patents; and such Released Patents shall cease to be included in the Patent Rights under this Agreement; and WPD shall have no further right under such Released Patent. The Parties agree that they share a common legal interest to obtain valid enforceable patents and that each party will maintain as privileged all information received pursuant to this Section.

Article VI.

TERM AND TERMINATION

6.1              This Agreement shall commence as of the Effective Date and shall expire upon termination of the HPI Agreement unless this Agreement is earlier terminated pursuant to the terms of this Agreement (“Term”).

6.2              CNS may terminate this Agreement by delivering a written notice of termination to WPD in the event that WPD fails to exercise Commercially Reasonable Development Efforts as specified in this Agreement. In such instance, CNS must deliver the written notice of termination to WPD within sixty (60) days following the last date upon which WPD may provide CNS evidence of its having exercised Commercially Reasonable Development Efforts by the Development Deadline. In the event that CNS fails to deliver a written notice of termination pursuant to this Section this Agreement shall continue in force regardless of any failure by WPD to put forth Commercially Reasonable Development Efforts.

6.3              Either Party may terminate this Agreement in the following circumstances: (i) If a Party believes that the other Party is in material breach of this Agreement, the non-breaching party may deliver a written notice of such material breach to the other party, such notice to describe in detail the nature of such breach.  The allegedly breaching party shall have 60 days from receipt of such notice to cure such breach. Any such termination shall become effective at the end of such 60-day period unless the breaching party has cured any such breach prior to the expiration of such period; or (ii) this agreement may be terminated by a Party upon written notice to the other Party in the event the other party becomes insolvent or if a petition in bankruptcy or for corporate reorganization or for any similar relief is filed by or against the other Party, or a receiver is appointed with respect to any assets of the other Party, or a liquidation proceeding is commenced by or against the other Party.

6.4              If this Agreement expires upon termination of the HPI Agreement, all rights granted by CNS to WPD hereunder shall revert to CNS or otherwise cease.

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6.5              If this Agreement is terminated in its entirety by CNS pursuant to Section 6.2 or 6.3 all rights granted by CNS to WPD hereunder shall revert to CNS, and upon CNS’s written request WPD shall grant CNS a royalty free non-exclusive license to all WPD know-how and patents and trademarks (if any) related to Licensed Products, including the transfer of all Development Data, documentation and regulatory filings and registrations, and full rights therein, free of costs to CNS.

6.6              If this Agreement is terminated in its entirety by WPD pursuant to Section 6.3 all rights granted by CNS to WPD hereunder shall revert to CNS. Further, upon CNS’s written request WPD shall grant CNS a royalty free non-exclusive license to all WPD know-how and patents and trademarks (if any) related to Licensed Products, including the transfer of all Development Data, documentation and regulatory filings and registrations, and full rights therein subject to the Parties agreeing on appropriate consideration to WPD for such license.

Article VII.

REPRESENTATIONS, WARRANTIES AND COVENANTS

7.1              Except for the rights of HPI and the Government of the United States of America ("Government") as set forth below and except as may otherwise be set forth in this Agreement, CNS represents and warrants that

(a) CNS is the exclusive licensee of the Patent Rights and is entitled to grant the rights and licenses specified herein, subject to the terms and conditions of the HPI License Agreement;

(b) CNS has not entered into any agreement granting any rights, interest or claim in or to any Patent Rights, if any, to any Third Party that conflicts with the rights granted to WPD pursuant to this Agreement;

(c) to CNS’s knowledge, the patents encompassed by the Patent Rights are, or upon issuance will be, valid, and enforceable patents and no Third Party is infringing any such Patent Rights or has challenged the scope, validity, or enforceability of such patents or Patent Rights;

(d) CNS’s will consult with and keep WPD fully informed of the status of any patent application or patent related to the Patent Rights and provide WPD with right of right of preemption in case of sublicensing or licensing-out.

(e) CNS’s will provide WPD with all safety data obtained during CNS’s Commercially Reasonable Development Efforts especially Suspected Unexpected Serious Adverse Reaction.

7.2              WPD understands that the Patent Rights may have been developed under a funding agreement with the Government and, if so, that the Government may have certain rights relative thereto. This Agreement is explicitly made subject to the Government's rights under any such agreement and any applicable law or regulation. To the extent that there is a conflict between any such agreement, applicable law or regulation and this Agreement, the terms of such Government agreement, applicable law or regulation shall prevail. CNS agrees that Licensed Products used or sold in the United States, to the extent such Licensed Products were developed under a funding agreement with the Government, will be manufactured substantially in the United States, unless a written waiver is obtained in advance from the Government. CNS will promptly advise WPD if such a written waiver is requested and/or obtained.

7.3              WPD , by execution hereof, acknowledges, covenants and agrees that WPD has not been induced in any way by CNS or employees thereof to enter into this Agreement, and further represents that WPD is entering into this Agreement voluntarily.

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7.4              Each Party represents and warrants that:

(a) it is duly organized and validly existing under the Laws of its state of incorporation, and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof;

(b) it is duly authorized to execute and deliver this Agreement and to perform its obligations hereunder, and the person executing this Agreement on its behalf has been duly authorized to do so by all requisite corporate action;

(c) this Agreement is legally binding upon it and enforceable in accordance with its terms; that the execution, delivery and performance of this Agreement by it does not conflict with any Agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any material law or regulation of any governmental entity having jurisdiction over it; and

(d) it has not granted, and will not grant during the term of the Agreement, any right to any Third Party that would conflict with the rights granted to the other Party hereunder; that it has (or will have at the time performance is due) maintained, and will maintain, and keep in full force and effect, all agreements, permits and licenses necessary to perform its obligations hereunder; and in complying with the terms and conditions of this Agreement and carrying out any obligations hereunder, it will comply (and it will ensure that its subcontractor’s comply) with all applicable laws, regulations, ordinances, statutes, and decrees or proclamations of all governmental entities having jurisdiction over such Party.

Article VIII.

INFRINGEMENT BY THIRD PARTIES

8.1              If either CNS or WPD becomes aware of any infringement or potential infringement of the Patent Rights, each shall promptly notify the other of such in writing. WPD, at its expense, shall have the first right to enforce any Patent Rights in the Sublicensed Territory exclusively licensed hereunder against infringement by Third Parties within the Sublicensed Field. With respect to infringement of the Patent Rights within the Sublicensed Field and/or Sublicensed Territory, if WPD does not file suit against a substantial infringer or take alternative action reasonably acceptable to CNS to end such infringement in the Sublicensed Field and/or Sublicensed Territory, within three (3) months of its actual knowledge thereof, then, provided that such infringement is still on going, CNS may, at its sole discretion, enforce the Patent Rights against such infringement in the Sublicensed Territory and/or Sublicensed Field. The enforcing party shall be solely entitled to retain any and all recovery. Recoveries from any such enforcement in the Sublicensed Territory and/or Sublicensed Field shall be solely distributed to the enforcing party.

8.2              As between the Parties, CNS shall have the sole and exclusive right, at its sole discretion, to enforce any Patent Rights against infringement by Third Parties outside the Sublicensed Territory and/or Sublicensed Field.

8.3              In any suit or dispute involving an infringer, the Parties agree to cooperate fully with each other. At the request and expense of the enforcing party, the other Party will permit access during regular business hours, to all reasonably relevant personnel, records, papers, information, samples, specimens, and the like in its possession.

Article IX.

INDEMNITY

9.1              Each Party (the “Indemnifying Party”) hereby agrees to indemnify and hold harmless the other Party and its officers, directors, employees, consultants, contractors, sublicensees and agents (collectively, the “Indemnified Party”) from and against any and all losses, damages and other amounts payable to a claimant, as well as reasonable attorneys’ fees and costs (collectively, “Losses”), to the extent resulting from claims, suits, proceedings or causes of action (“Claims”) brought by a Third Party against the Indemnified Party based on or arising from: (a) breach of any representation or warranty or covenant or other agreement by the indemnifying party contained in this Agreement, or (b) negligence, recklessness or willful misconduct by such Indemnifying Party.

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9.2              In the event that any third party asserts a claim with respect to any matter for which the Indemnified Party is entitled to indemnification hereunder (a “Third-Party Indemnity Claim”), then the Indemnified Party shall promptly notify the Indemnifying Party thereof; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then, only to the extent that) the Indemnifying Party is prejudiced thereby. The Indemnifying Party shall have the right, exercisable by notice to the Indemnified Party within ten days of receipt of notice from the Indemnified Party of the commencement of or assertion of any Third-Party Indemnity Claim, to control the defense, settlement, appeal or other disposition of the Third-Party Indemnity Claim with counsel reasonably acceptable to the Indemnified Party; provided that, the Indemnified Party will have the right to participate jointly therein and provided, further, that if the Indemnifying Party fails to take reasonable steps necessary to defend such Third-Party Indemnity Claim, the Indemnified Party may assume it own defense and the Indemnifying Party will be liable for the reasonable costs and expenses in connection therewith. The Indemnifying Party will not settle any Third-Party Indemnity Claim except: (i) with the approval of the Indemnified Party, which approval shall not be unreasonably withheld or delayed and (ii) with respect to any Third-Party Indemnity Claim relating solely to the payment of money damages and which could not result in the Indemnified Party’s becoming subject to injunctive or other equitable relief or otherwise adversely affect the business of the Indemnified Party in any manner, and as to which the Indemnifying Party shall have acknowledged in writing the obligation to Indemnify the Indemnified Party hereunder; provided, that the Indemnifying Party shall provide reasonable evidence of its ability to pay any damages claimed and with respect to any such settlement shall obtain the written release of the Indemnified Party from the Third-Party Indemnity Claim. The Indemnifying Party shall obtain the written consent of the Indemnified Party prior to ceasing to defend, settling or otherwise disposing of any Third-Party Indemnity Claim if as a result thereof the Indemnified Party would become subject to injunctive or other equitable relief or the business of the Indemnified Party would be adversely affected in any manner.

IN NO EVENT SHALL EITHER PARTY OR ITS AFFILIATES BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, INCIDENTAL, SPECIAL, PUNITIVE, EXEMPLARY MULTIPLIED OR CONSEQUENTIAL DAMAGES, WHETHER BASED UPON A CLAIM OR ACTION OF CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY OR OTHER TORT, OR OTHERWISE, ARISING OUT OF THIS AGREEMENT, PROVIDED, HOWEVER, THAT THIS LIMITATION WILL NOT REDUCE OR AFFECT EITHER PARTY’S OBLIGATIONS TO INDEMNIFY THE OTHER AGAINST THIRD-PARTY INDEMNITY CLAIMS.

Article X.

CONFIDENTIALITY

10.1          The Parties shall negotiate in good faith and enter into a separate Non-Disclosure Agreement no later than thirty (30) calendar days after the Effective Date and this Agreement, including, the terms, conditions, duties and responsibilities under this Agreement shall be made subject to such Non-Disclosure Agreement. Notwithstanding anything to the contrary as may be set forth in this Section 10.1, except where disclosure is required by law or upon the non-disclosing party’s written consent, the Parties agree that the terms and conditions of this Agreement and the Patent Rights that comprise non-published patent applications shall remain confidential as between the Parties and shall not be disclosed by either party to any Third Party, except as otherwise permitted herein. For clarity, the terms of this Agreement may be disclosed to HPI in accord with the terms and conditions set forth in the HPI License Agreement.

Article XI.

MISCELLANEOUS

11.1          The Parties shall execute and deliver any and all additional papers, documents, and other instruments and shall do any and all further acts and things reasonably necessary, if any, in connection with the performance of its obligation hereunder to carry out the intent of this Agreement.

11.2          This Agreement, including exhibits and schedules (if any) contains the entire understanding of the Parties, and supersedes all prior agreements and understandings between the Parties. This Agreement may be amended only by a written instrument signed by the Parties.

11.3          The waiver by any Party of any terms or condition of this Agreement, or any part hereof, shall not be deemed a waiver of any other term or condition of this Agreement, or of any later breach of this Agreement.

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11.4          Any notice required by this Agreement will be given by personal delivery (including delivery by reputable messenger services such as Federal Express) or by prepaid, first class, certified mail, return receipt requested, addressed to:

If to WPD:	If to CNS:

WPD Pharmaceuticals sp. z o.o	CNS Pharmaceuticals,
Attention: CEO	Attention: CEO
ul. Żwirki i Wigury 101,	2575 West Bellfort, Suite 225
02-089 Warszawa, Poland	Houston, TX 77045, USA

11.5          This Agreement may be executed in counterparts, all of which together shall constitute a single agreement.

11.6          This Agreement will be governed by, construed and enforced in accordance with the laws of the State of Texas.

11.7          If any provision of this Agreement or application thereof to anyone is adjudicated to be invalid or unenforceable, such invalidity or unenforceability shall not affect any provision or application of this Agreement which can be given effect without the invalid or unenforceable provision or application, and shall not invalidate or render unenforceable such provision or application. Further, the judicial or other competent authority making such determination shall have the power to limit, construe or reduce the duration, scope, activity and/or area of such provision, and/or delete specific words or phrases as necessary to render, such provision enforceable.

11.8          The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof. The Exhibits (if any) to this Agreement are incorporated herein by reference and will be deemed a part of this Agreement. Unless otherwise expressly provided herein or the context of this Agreement otherwise requires, (a) words of any gender include each other gender, (b) words such as “herein”, “hereof”, and “hereunder” refer to this Agreement as a whole and not merely to the particular provision in which such words appear, (c) words using the singular will include the plural, and vice versa, (d) the words “include,” “includes” and “including” will be deemed to be followed by the phrase “but not limited to”, “without limitation”, “inter alia” or words of similar import, (e) the word “or” will be deemed to include the word “and” (e.g., “and/or”) and (f) references to “ARTICLE,” “Section,” “subsection”, “clause” or other subdivision, or to a Schedule or Exhibit, without reference to a document are to the specified provision, Schedule or Exhibit of this Agreement. This Agreement will be construed as if it were drafted jointly by the Parties and shall not be strictly construed against either Party.

11.9          Except for the payment of any amount due hereunder (other than any amount disputed in good faith), neither Party shall be liable to the other for any failure or delay in the fulfillment of its obligations under this Agreement, when any such failure or delay is caused by fire, flood, earthquakes, locusts, explosions, sabotage, terrorism, lack of adequate raw materials (caused by matters beyond the reasonable control of the performing Party), civil commotions, riots, invasions, wars, peril of the sea, acts, restraints, requisitions, regulations, or directions of government authorities (caused by matters beyond the reasonable control of the performing Party), acts of God, or any similar cause beyond the reasonable control of the performing Party (each, a “Force Majeure Event”). In the event that either Party is prevented from discharging its obligations under this Agreement on account of a Force Majeure Event, the performing Party will notify the other Party forthwith, and will nevertheless make every endeavor, in the utmost good faith, to discharge its obligations, even if in a partial or compromised manner. For clarity, a Force Majeure Event shall not excuse a Party from its obligation to pay any money due hereunder.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement by their duly authorized representatives with full right, power and authority to enter into and perform under this Agreement.

CNS Pharmaceuticals, Inc.	WPD Pharmaceuticals SP. z o.o.

By: /s/ John M. Climaco	By: /s/ Mariusz Olejniczak
John M. Climaco, CEO	Mariusz Olejniczak

Date: 9/4/18	Date: ______________________

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Exhibit A

The HPI Agreement

Exhibit B

The Sublicensed Territory

Poland, Estonia, Latvia, Lithuania, Belarus, Ukraine, Moldova, Romania, Bulgaria, Serbia, Macedonia, Albania, Armenia, Azerbaijan, Georgia, Montenegro, Bosnia, Croatia, Slovenia, Slovakia, Czech Republic, Hungary, Chechnya, Uzbekistan, Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan, Greece, Austria, Russia